FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the launch of Ibandronate Sodium tablets

Hyderabad, India, July 02, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Ibandronate Sodium tablets (150 mg), a bioequivalent generic version of BONIVA ® tablets in the US market on June 29, 2012 following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Ibandronate sodium tablets.

The BONIVA® brand and generic had U.S. sales of approximately $486 million for the most recent twelve months ending March 2012 according to IMS Health.

Dr. Reddy’s Ibandronate sodium tablets in 150 mg are available in cartons of 3 blister packs containing 1 tablet each (once monthly dosing).

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

BONIVA® tablets are a registered trademark of Roche Therapeutics Inc.

IMS National Sales Perspectives: Retail and Non-Retail MAT March 2012

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Raghavender R at raghavenderr@drreddys.com /+91-40-49002135

Saunak Savla at saunaks@drreddys.com/+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com/+1-908-203-4931

Media:

S Rajan at rajans@drreddys.com/+91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Laboratories Limited announces filing of Annual Report on Form 20-F

Hyderabad, India, July 18, 2012: Dr. Reddy’s Laboratories Limited (NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2012 was filed with the United States Securities and Exchange Commission on July 17, 2012.

The Annual Report on Form 20-F is also available on Dr. Reddy’s website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under the ‘Investors’ Section. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F at no cost, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.

www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com/+91-40-66834297

Saunak Savla at saunaks@drreddys.com/+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com/+1-908-203-4931

Media:

S Rajan at rajans@drreddys.com/+91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Atorvastatin Calcium Tablets

Hyderabad, India, July 18, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched ATORVASTATIN CALCIUM TABLETS 10 mg, 20 mg, 40 mg and 80 mg, a bioequivalent generic version of LIPITOR® (atorvastatin calcium) tablets in the US market on July 17, 2012 following the approval by the United States Food & Drug Administration (USFDA) of Dr.Reddy’s ANDA for atorvastatin calcium tablets.

The LIPITOR® brand had U.S. sales of approximately $8.07 billion for the most recent twelve months ending March 2012 according to IMS Health.

Dr. Reddy’s Atorvastatin Calcium Tablets in 10 mg, 20 mg, 40 mg and 80 mg are available in bottle count sizes of 90 and 500.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

LIPITOR® is a registered trademark of Pfizer Inc.

IMS National Sales Perspectives: Retail and Non-Retail MAT March 2012

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com/+91-40-66834297

Saunak Savla at saunaks@drreddys.com/+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com/+1-908-203-4931

Media:

S Rajan at rajans@drreddys.com/+91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q1 FY13 Financial Results

Q1 FY13 Revenues at 25.4 billion, YoY growth of 28%

Q1 FY13 PAT at 3.4 billion, YoY growth of 28%

Hyderabad, India, July 19th, 2012: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended June 30, 2012 under International Financial Reporting Standards (IFRS).

Key Highlights

•	Consolidated revenues at 25.4 billion in Q1 FY13, year-on-year growth of 28%, driven by healthy growth in key markets of North America, Russia & other emerging markets in Global Generics segment.

•	EBITDA of 5.1 billion in Q1 FY13, 20% of revenues.

•	PAT of 3.4 billion in Q1 FY13, 13% of revenues & recorded YoY growth of 28%.

•	During the quarter, the company launched 33 new generic products, filed 18 new product registrations and filed 7 DMFs globally.

All figures in millions, except EPS                        All US dollar figures based on convenience translation rate of 1USD = 55.57

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

	Q1 FY13			Q1 FY12			Growth
Particulars	($)	( )%		($)	( )%		%
Revenue	457	25,406	100	356	19,783	100	28
Cost of revenues	214	11,865	47	166	9,228	47	29

Gross profit	244	13,541	53	190	10,555	53	28

Operating Expenses
Selling, general and administrative expenses	149	8,277	33	122	6,755	34	23
Research and development expenses	28	1,564	6	22	1,197	6	31
Other operating (income) / expense	(4)	(218)	(1)	(3)	(186)	(1)	17

Results from operating activities	70	3,918	15	50	2,789	14	41

Net finance (income) / expense	4	212	1	1	46	0	361
Share of (profit) / loss of equity accounted investees	(0)	(19)	(0)	(0)	(4)	(0)	375

Profit / (loss) before income tax	67	3,725	15	49	2,746	14	36

Income tax (benefit) / expense	7	365	1	2	120	1	205

Profit / (loss) for the period	60	3,360	13	47	2,627	13	28

Diluted EPS	0.4	19.7		0.3	15.5		28

Profit Computation:

	Q1 FY13		Q1 FY12
EBITDA Computation	($)	( )	($)	( )
PBT	67	3,725	49	2,746
Net Interest Expenses / (Income)	1	44	4	221
Depreciation	16	896	15	828
Amortization	7	400	7	405

Reported EBITDA	91	5,065	76	4,201

Adjustments of exceptional items:
One-time charge of Voluntary Retirement Scheme			2	136

Adjusted EBITDA	91	5,065	78	4,337

	Q1 FY13		Q1 FY12
PAT Computation	($)	( )	($)	( )
PAT	60	3,360	47	2,627
Adjustments:
Voluntary retirement scheme			2	136
Tax adjustment	(5)	(306)	(6)	(342)

Adjusted PAT	55	3,054	44	2,421

Segmental Analysis

Global Generics

Revenues from Global Generics segment at 19.1 billion in Q1 FY13, year-on-year growth of 32% driven by key markets of North America, Russia & other emerging markets.

•	Revenues from North America at 7.9 billion in Q1 FY13 grew by 27% in USD terms, over previous year.

•

Growth was largely driven by new product launches of clopidogrel, OTC lansoprazole and was further supported by key products of ziprasidone, fondaparinux, quetiapine, etc, marginally offset by regular year-on-year price declines in existing product basket.

•	5 new products were launched during the quarter including clopidogrel 300 Mg which was launched under 180-day exclusivity.

•	29 products of prescription portfolio feature among the Top 3 ranks in market shares (Source: IMS Health Volumes April 2012).

•	During the quarter, 4 ANDAs were filed. Cumulatively 73 ANDAs are pending for approval with the USFDA of which 36 are Para IVs and 6 are with FTF status.

•	Revenues in Russia and Other CIS markets at 4.2 billion in Q1 FY13 represented year-on-year growth of 38%.

•	Revenues in Russia at 3.5 billion in Q1 FY13 was the highest ever from this market and represented year-on-year growth of 30% in Rouble terms.

•	Growth was driven by new product launches, volume increase across key brands and OTC portfolio.

•	Revenues in Other CIS markets at 0.65 billion in Q1 FY13 grew by 22% over previous year.

•	Revenues in India at 3.5 billion in Q1 FY13 grew by 19% over previous year.

•	Growth driven by volume increase across most of our key brands.

•	Biosimilars portfolio grew by 15% over previous year.

•	10 new brands were launched during the quarter.

•	Revenues from Europe at 2.2 billion in Q1 FY13 grew by 14% over previous year.

•	Revenues from Germany at 1.5 billion in Q1 FY13 grew by 17% in Euro terms over previous year. This growth was largely due to the products supplied under the AOK tender won last year.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI are at 5.5 billion in Q1 FY 13, year-on-year growth of 14%.

•	During the quarter, 7 DMFs were filed globally, with 1 each in the US and Europe. The cumulative DMF filings as of 30th June 2012 are 550.

Income Statement Highlights:

•	Gross profit margin at 53% in Q1 FY13 remained flat versus Q1 FY12. Gross profit margin for Global Generics and PSAI business segments were at 59% and 31% respectively.

•

Selling, General and Administration (SG&A) expenses including amortization at 8.3 billion increased by 23% over previous year. This increase is on account of year-on-year salary increments, higher sales & marketing costs and the effect of rupee depreciation against multiple currencies.

•	Research & development expenses for Q1 FY13 at 1.6 billion is at 6% to sales.

•	Net Finance expense was at 212 million in Q1 FY13 versus 46 million in Q1 FY12. The change is on account of :

•

Net forex loss of 209 million in Q1 FY13 versus net forex gain of 158 million in Q1 FY12. Q1 FY13 includes a charge of 297 million due to time value of options. Adjusting the impact of this charge, net forex gain on P&L is at 88 million in Q1 FY13.

•	Net interest expense of 44 million in Q1 FY13 versus 221 million in Q1 FY12. This decrease in expense is largely on account of higher interest income from FD & mutual fund.

•	Profit on sale of investments of 41 million in Q1 FY13 versus 17 million in Q1 FY12.

•	EBITDA of 5.1 billion in Q1 FY13, 20% of revenues and recorded year-on-year growth of 21%.

•	Profit after Tax in Q1 FY13 at 3.4 billion recorded year-on-year growth of 28%.

•	Diluted earnings per share in Q1 FY 13 were 19.7.

•	Capital expenditure in Q1 FY13 was 1.9 billion.

Appendix 1: Key Balance Sheet Items

	(in millions)
	As on 30th Jun 12		As on 31st Mar 12
Particulars	($)	( )	($)	( )
Cash and cash equivalents	384	21,353	327	18,152
Trade receivables	449	24,975	456	25,339
Inventories	370	20,580	348	19,352
Property, plant and equipment	622	34,550	598	33,246
Goodwill and Other Intangible assets	245	13,597	243	13,529
Loans and borrowings (current & non current)	638	35,430	580	32,210
Trade payables	157	8,750	171	9,503
Equity	1,074	59,664	1,034	57,444

Appendix 2: Revenue Mix by Segment

	(in millions)
	Q1 FY13			Q1 FY12			Growth %
	($)	( )%		($)	( )%
Global Generics	343	19,066	75	260	14,424	73	32
North America		7,920	42		5,756	40	38
Europe		2,178	11		1,917	13	14
India		3,482	18		2,936	20	19
Russia & Other CIS		4,167	22		3,018	21	38
RoW		1,319	7		797	6	65
PSAI	99	5,527	22	87	4,832	24	14
North America		1,064	19		842	17	26
Europe		2,233	40		1,693	35	32
India		611	11		662	14	(8)
RoW		1,619	29		1,635	34	(1)
Proprietary Products & Others	15	813	3	9	527	3	54

Total	457	25,406	100	356	19,783	100	28

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three business segments—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Focus markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, Australia and New Zealand.

For more information, log on to: www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297

Saunak Savla at saunaks@drreddys.com or on +91-40-49002135

Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931

Media:

Rajan S at rajans@drreddys.com or on +91-40- 49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: July 24, 2012	By:	/s/ Sandeep Poddar
	Name:	Sandeep Poddar
	Title:	Company Secretary